Exhibit 99.1

Four Seasons Education (Cayman) Inc.

ANNOUNCES PARTIAL EXERCISE OF OVER-ALLOTMENT OPTION

SHANGHAI, CHINA – December 11, 2017: Four Seasons Education (Cayman) Inc. (NYSE: FEDU) (“FEDU” or the “Company”), a leading after-school math education service provider in China, today announced that the underwriters of the Company’s initial public offering (the “IPO”) have exercised their over-allotment option in part to purchase an additional 708,738 American depositary shares (“ADSs”), each two representing one ordinary share of the Company. Pursuant to terms of the over-allotment option, the underwriters will purchase 408,738 additional ADSs from the Company and 300,000 additional ADSs from Harvest Consulting Holding Limited for the IPO price of US$10.00 per ADS, less an underwriting discount and commission of US$0.70 per ADS, or a net price of US$9.30 per ADS.

Total proceeds to the Company from ADSs sold in the IPO, including the 9,200,000 ADSs sold initially and the 408,738 ADSs sold by the Company pursuant to the over-allotment option, will be approximately US$89.4 million, after deducting underwriting discounts and commissions but before deducting offering expenses payable by the Company.

Morgan Stanley & Co. International plc, Citigroup Global Markets Inc. and China Renaissance Securities (Hong Kong) Limited are acting as the joint book-running managers for the IPO.

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading after-school math education service provider for elementary school students in Shanghai. The Company’s vision is to unlock students’ intellectual potential through high quality and effective math education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math, and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten and middle school programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on students’ performance and feedback. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers, world-class competition champions and top mathematics Olympiad coaches in China.

For more information, please visit http://ir.sijiedu.com.

For investor enquiries, please contact:

Four Seasons Education (Cayman) Inc.

Ellen Wang

Tel: (+86) 21 63176678

Email: ir@fsesa.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com